NANONEST CORPORATION

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
NanoNest Corporation
Honolulu, Hawaii

We have reviewed the accompanying financial statements of NanoNest Corporation (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

April 6, 2026
Calabasas, CA 91302

NANONEST CORPORATION

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2025		2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	2,352,343	$	136,177
Due From Related Parties		57,758		-
Inentory		-		3,437,010
Total Current Assets		**2,410,101**		**3,573,187**
Property and Equipment, net		70,794		79,992
Total Assets	**$**	**2,480,895**	**$**	**3,653,179**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	127,425	$	120,443
Current Portion of Loans and Notes		22,529		22,529
Deferred Revenue		-		2,444,192
Other Current Liabilities		291,399		23,335
Total Current Liabilities		**441,353**		**2,610,499**
Loans and Promissory Notes, net of current portion		51,805		68,620
Total Liabilities		**493,158**		**2,679,119**
STOCKHOLDERS' EQUITY				
Common Stock		96		96
Additional Paid in Capital		9,871		49
Retained Earnings		1,977,770		973,915
Total Stockholders' Equity		**1,987,737**		**974,060**
Total Liabilities and Stockholders' Equity	**$**	**2,480,895**	**$**	**3,653,179**

See accompanying notes to financial statements.

NANONEST CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 11,079,055	$ 11,538,762
Cost of Goods Sold	7,494,069	7,951,825
Gross Profit	**3,584,986**	**3,586,937**
Operating Expenses		
General and Administrative	2,260,050	2,535,615
Selling and Marketing	76,442	132,232
Total Operating Expenses	**2,336,492**	**2,667,847**
Operating Income	**1,248,494**	**919,090**
Interest Expense	5,789	2,158
Other Loss/(Income)	(33,789)	(90,683)
Income Before Provision for Income Taxes	**1,276,494**	**1,007,615**
Provision/(Benefit) for Income Taxes	268,064	23,335
Net Income	**$ 1,008,430**	**$ 984,280**

See accompanying notes to financial statements.

NANONEST CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance—December 31, 2023	**9,600,000**	**$ 96**	**$ 49**	**$ (10,365)**	**$ (10,220)**
Share-Based Compensation			-		
Net Income				984,280	984,280
Balance—December 31, 2024	**9,600,000**	**96**	**49**	**$ 973,915**	**$ 974,060**
Share-Based Compensation			9,822		9,822
Shareholder Distributions				(4,575)	(4,575)
Net Income				1,008,430	1,008,430
Balance—December 31, 2025	**9,600,000**	**$ 96**	**$ 9,871**	**$ 1,977,770**	**$ 1,987,737**

See accompanying notes to financial statements.

NANONEST CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 1,008,430	$ 984,280
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation of Property	22,698	19,998
Share-Based Compensation	9,822	-
Changes in Operating Assets and Liabilities:		
Due From Related Parties	(57,758)	-
Inventory	3,437,010	(3,437,010)
Credit Cards	6,982	120,443
Deferred Revenue	(2,444,192)	2,444,192
Other Current Liabilities	268,064	23,335
Net Cash Provided by Operating Activities	**2,251,056**	**155,238**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(13,500)	(99,990)
Net Cash Used in Investing Activities	**(13,500)**	**(99,990)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Distributions	(4,575)	-
Proceeds/(Repayment) of Promissory Notes and Loans	(16,815)	71,149
Net Cash Provided/(Used) in Financing Activities	**(21,390)**	**71,149**
Change in Cash	**2,216,166**	**126,397**
Cash —Beginning of The Year	136,177	9,780
Cash—End of The Year	**$ 2,352,343**	**$ 136,177**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 5,789	$ 2,158
Cash Paid During the Year for Income Taxes	$ 268,064	$ 23,335

See accompanying notes to financial statement

1. NATURE OF OPERATION

NanoNest Corporation was incorporated on July 11, 2023, in the state of Delaware. The financial statements of NanoNest Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Honolulu, Hawaii.

NanoNest is a housing solutions company that designs and manufactures modular, prefabricated homes focused on sustainability, efficiency, and rapid deployment. The company provides turnkey housing solutions for applications such as disaster relief, workforce housing, and modern residential living, emphasizing speed of installation and scalable design.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash exceeded FDIC insured limits by $2,056,163 and $0, respectively

Inventories
Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. The Company periodically evaluates its inventory for excess quantities, obsolescence, and slow-moving items. When such conditions are identified, the Company records a reserve to reduce inventory to its estimated net realizable value based on expected future demand and market conditions. As of December 31, 2024, management determined that no inventory reserve was necessary.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Truck	5 years
Trailer	5 years

Impairment of Long Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company primarily generates revenue from the sale and delivery of modular, prefabricated housing units, as well as related services such as design, customization, and installation. Revenue from the sale of housing units is generally recognized at a point in time when control of the unit is transferred to the customer, which typically occurs upon delivery or installation, depending on the terms of the contract.

Cost of Goods Sold
Cost of sales include the cost of raw materials and costs of subcontractors.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under this guidance, the Company measures the cost of equity-based awards granted to employees, directors, and non-employee service providers based on the grant-date fair value of the award.

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model, which requires management to make certain assumptions including the expected term of the award, expected volatility of the Company's common stock, risk-free interest rate, and expected dividend yield.

The risk-free interest rate is based on yields of U.S. Treasury securities with maturities consistent with the expected term of the options. The expected term for employee stock options is estimated using the simplified method, which considers the midpoint between the vesting term and the contractual life of the option. Because the Company's common stock is not publicly traded and does not have sufficient historical trading data, the expected volatility is estimated based on the historical volatility of comparable publicly traded companies within the Company's industry. The expected dividend yield is assumed to be zero, as the Company has not historically paid dividends and does not currently anticipate paying dividends in the foreseeable future.

The Company estimates the fair value of its common stock for purposes of determining the grant-date fair value of stock options based on available information, including recent sales of the Company's common stock to third parties and other relevant valuation considerations.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $76,442 and $132,232, which is included in sales and marketing expenses.

Promissory Notes and Term Loans
Promissory notes and term loans are initially recognized at the principal amount received, net of any debt issuance costs. Interest expense is recognized using the effective interest method. The Company evaluates debt for modifications or extinguishments and derecognizes the liability when legally released from the obligation.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans to related parties are recognized as assets when the Company advances funds or records receivables under non-cash transactions. Such loans are assessed for collectability on a periodic basis and are classified as current or noncurrent assets depending on the repayment terms and expected timing of collection.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2025	2024
Corporate Tax Payable	291,399	23,335
Total Other Current Liabilities	**$ 291,399**	**$ 23,335**

4. INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Work-in-process	-	3,437,010
Total Inventory	**$ -**	**$ 3,437,010**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Truck	$ 99,990	$ 99,990
Trailer	13,500	-
Property and Equipment, at cost	**113,490**	**99,990**
Accumulated Depreciation	(42,696)	(19,998)
Property and Equipment, net	**$ 70,794**	**$ 79,992**

Depreciation expense for the years ended December 31, 2025 and 2024 was $22,698 and $19,998, respectively.

6. DEBT

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2025			As of December 31, 2024		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Bank of America, vehicle loan	$ 95,177	6.84%	9/16/2024	60 months	$ 22,529	$ 51,805	$ 74,334	$ 22,529	$ 68,620.29	$ 93,040
Total	**$ 95,177**				**$ 22,529**	**$ 51,805**	**$ 74,334**	**$ 22,529**	**$ 68,620**	**$ 93,040**

The summary of the future maturities is as follows:

As of Year Ended December 31,	2025
2026	$ 22,529
2027	22,529
2028	22,529
2029	6,747
2030	-
Thereafter	-
Total	**$ 74,334**

7. SHARE BASED COMPENSATION

During 2025, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,828,571 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options
The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	**-**	**$ -**	**-**
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2024	**-**	**$ -**	**-**
Exercisable Options at December 31, 2024	**-**	**$ -**	**-**
Granted	400,000	$ 1.0	
Exercised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2025	**400,000**	**$ 1.00**	**10.01**
Exercisable Options at December 31, 2025	**200,000**	**$ 1.00**	**10.01**

The Company recognizes compensation expense for stock based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2025 and 2024, the Company recognized stock-based compensation expense of $9,822 and $0, respectively.

8. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.00001. As of December 31, 2025, and 2024, 9,600,000 shares and 9,600,000 shares of common stock, respectively, have been issued and were outstanding.

9. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

For The Year Ended	December 31, 2025	December 31, 2024
Current:		
Federal, State, And Local	$ 268,064	$ 23,335
Total Tax Expense/(Benefit)	**$ 268,064**	**$ 23,335**

Provision for income tax liability comprised the following:

	December 31, 2025	December 31, 2024
Federal, State, And Local	$ 268,064	$ 23,335
Total Povision For Income Tax	**$ 268,064**	**$ 23,335**
Net Tax Provision	$ 268,064	$ 23,335

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company had a balance of $57,758 recorded as due from a related party, representing advances made to the Company's shareholder and founder, Forrest Dell. The receivable is unsecured, non-interest bearing, and does not have a stated maturity date. Management expects the outstanding balance to be collected in the future. As of December 31, 2025 and 2024, the outstanding balance was $57,758 and $0, respectively

12. SUBSEQUENT EVENTS

On March 18, 2026, the Company filed a Certificate of Amendment to its Certificate of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 260,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock"), of which 250,000,000 shares are designated as Class A Common Stock (the "Class A Common Stock") and 10,000,000 shares are designated as Class B Common Stock (the "Class B Common Stock"). In connection with the Certificate of Amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were converted into Class A Common Stock on a one share of Common Stock to 20 shares of Class A Common Stock basis. Outstanding options to purchase Common Stock were similarly converted to options to purchase Class A Common Stock and the number of options were split on a one option to 20 option basis.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.